K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 30, 2017

VIA EDGAR
Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Registration Statement on Form N-14 for Eagle Series Trust and Carillon Series Trust (Registration Nos. 333-219140 and 811-07470) (the "Trust")

Dear Ms. Vroman-Lee:
This letter responds to the comments that you and Ms. Megan Miller provided by telephone on July 27, 2017 to Kathy Kresch Ingber and Franklin Na, regarding the registration on Form N-14 ("N-14") for the Trust ("Registrant") related to the reorganization of certain series of the Scout Funds into newly created series of the Trust statement filed with the Securities and Exchange Commission ("SEC") on July 17, 2017.  This letter also responds to the comments you provided by telephone to Ms. Ingber on August 15, 2017.  Your comments are set forth in italics and are followed by the Trust's responses. Defined terms used below have the same meanings as in N-14.  The Trust believes that the responses below fully address your comments.
General Comments
1.
The N-14 discloses that "[e]ach Acquiring Fund is expected to be a series of Carillon Series Trust, a newly established Delaware statutory trust.  Currently, it is anticipated that Eagle Series Trust, which is a Massachusetts business trust, will reorganize into the Carillon Series Trust (the "Redomiciliation"), before the closing date of the Reorganizations.  However, if the Redomiciliation has not taken place prior to the closing date of the Reorganizations, each Reorganization will occur between an Acquired Fund and a corresponding series of Eagle Series Trust."  The SEC staff believes shareholders should know whether the Acquiring Fund will be series of a Delaware statutory trust or a Massachusetts business trust.  Please do not mail the N-14 to Scout Fund shareholders until after shareholders vote on the Redomiciliation in order to permit the N-14 to definitively reflect the domicile of the Acquiring Fund.

As you discussed with Ms. Ingber on August 2, in light of the shareholder vote as of that date, the Registrant did not believe that there would be a quorum to facilitate a vote by shareholders of Eagle Series Trust on the Redomicilation prior to the scheduled mail date for the N-14.  As the Registrant anticipated, there was not a quorum to facilitate a vote when the Registrant held the shareholder meeting on August 16, 2017, and the Registrant adjourned the meeting to September 13, 2017.  Accordingly, the staff agreed that the Registrant may proceed to finalize and mail the N-14 to Scout Fund shareholders prior to a vote on the Redomicilation by the shareholders of Eagle Series Trust.  In accordance with the Staff's suggestion, the Registrant has revised the N-14 to more clearly describe to shareholders that the Reorganizations may occur into either Eagle Series Trust or Carillon Series Trust, depending on the outcome of the shareholder vote on the Redomiciliation.  In addition, as you discussed with Ms. Ingber on August 15, the Registrant has added the phrase "a Massachusetts business trust" to the end of the new disclosure that discusses the Redomiciliation.

Ms. Ashley Vroman-Lee
August 30, 2017

2.	Please confirm that the Reorganizations will not result in an assignment of the Scout Funds' current investment advisory agreement.

The Registrant confirms that there will be no assignment of the Scout Funds' current investment advisory agreement.
Comments on the Proxy Statement/Prospectus
3.
On page iii of the overview preceding the Proxy Statement/Prospectus, please disclose which affiliates of UMB and Carillon Tower are bearing the costs of the Reorganizations and provide the estimated cost of the Reorganizations.

The Registrant has added disclosure to identify the UMB and Carillon Tower affiliates that may bear the costs of the Reorganizations and the estimated cost of the Reorganizations.
4.
Please add disclosure to footnotes 2 to the fee tables included in each proposal, as applicable, to state that any recoupment will be limited to the lesser of the expense cap in place at the time of the waiver or reimbursement, or the expense cap at the time of the recoupment.

The Registrant has made the requested change.
5.
Please amend the disclosure in the last sentence of footnote 2 to the fee table included in each proposal, as applicable, to indicate that any recoupment by Scout Investments must be made within three years of the date of the prospectus.

The current disclosure permits Scout Investments to be repaid within three years after the fiscal year in which the expense was incurred.  We note that the 2016 AICPA Audit and Accounting Guide states that the test of whether a contingent amount has to be accrued currently is whether it is both estimable and probable.  The Guide cites the three-year recoupment period as merely an example of an appropriate timeframe.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet the requirements for such an accrual (i.e., it is neither estimable nor probable).  While the amount of expense repayment is more likely to be estimable and probable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.
6.	Please disclose, as applicable, the portfolio managers who are jointly and primarily responsible for investment decisions for each Fund in the "Portfolio Managers" section of each proposal.

The Registrant has made the requested change in each proposal, as applicable.

Ms. Ashley Vroman-Lee
August 30, 2017

7.
In the "Comparison of Principal Risk Factors" section of each proposal, please consider stating, if accurate, that the principal risks of the Acquired Fund and Acquiring Fund are "the same," rather than stating that the risks are "generally similar."  Please also delete the second sentence in the first paragraph of this section for each proposal.

The Registrant has made the requested change in each proposal.
8.	In the "Performance Information" section of each proposal, please add disclosure indicating that the Acquiring Funds will be the accounting survivor.

The Registrant has made the requested change in each proposal.
9.
In the "Comparison of Investment Objectives, Policies, Strategies, Advisers and Portfolio Managers" section, in each proposal, if there are any differences in the principal investment strategies, please highlight those differences as required by Item 3(b) of Form N-14.

The Registrant has made the requested change and added a statement in the introductory text of the "Comparison of Investment Objectives, Policies, Strategies, Advisers and Portfolio Managers" section of each proposal to the extent that there are any differences in the principal investment strategies of the Acquired Fund and the Acquiring Fund.
10.	In the "Board Consideration" section, please delete the bracket at the end of the section.

The Registrant has made the requested change.
11.	In the industry concentration policy for the Acquiring Funds, please add "tax-exempt" before securities in the parenthetical.

The Registrant has made the requested change.
12.	Please provide the expected date of the multi-manager exemptive order. In addition, please disclose whether the Acquiring Funds will be relying on the exemptive order.

The Registrant will add the expected date of the multi-manager exemptive order if the Registrant is advised by the staff that a notice will be issued on the Registrant's application for exemptive relief prior to the date that the Proxy Statement/Prospectus is released to print.  The Registrant notes that the Acquiring Funds will not rely on the exemptive order to appoint Scout Investments as a sub-adviser to the Acquiring Funds, as the initial shareholder of each Acquiring Fund will approve the appointment of Scout Investments as the sub-adviser to the Acquiring Funds. This will not preclude the Acquiring Funds from relying on the exemptive order in the future to hire a new sub-adviser for the Acquiring Funds.

Ms. Ashley Vroman-Lee
August 30, 2017

13.	Please consider including the dollar amount of the Reorganization in paragraph 6 of the Reorganization Agreement.
The Registrant respectfully declines to include in the Reorganization Agreement the estimated cost of the Reorganizations because this information is included in the Proxy Statement/Prospectus.
Accounting Comments
14.	Please confirm that the fees disclosed in the fee table included in each proposal reflect current fees as required by Item 3(a) of Form N-14.

The Registrant has updated the fees disclosed in the fee table included in each proposal to reflect current fees.
15.	Please confirm that previously waived fees subject to recoupment by Scout Investments for the Scout Funds are not subject to recoupment by Carillon Tower after the Reorganizations.

The Registrant confirms that previously waived fees by Scout Investments for the Scout Funds are not subject to recoupment by Carillon Tower after the Reorganizations.
16.
In the "Capitalization" section of each proposal, please add disclosure indicating that the table is for informational purposes only and that the capitalization is likely to be different on the closing date of the Reorganization due to purchase and redemption activity in the Scout Funds.

The Registrant has made the requested change in the "Capitalization" section of each proposal.
17.
In the "Federal Income Tax Consequences of the Reorganizations" section, please disclose the amount of the Scout Funds' available capital loss carryforwards of the Scout Funds and the projected loss of such capital loss carryforwards as a result of the Reorganizations.  Please disclose the dollar amount of any capital loss carryforwards and the expiration date as a recent practicable date.

The Registrant has made the requested change and added a discussion regarding the capital loss carryforwards of the Scout Funds, any limits on such capital loss carryforwards as a result of the Reorganizations and the dollar amount and expiration date of such capital loss carryforwards as of a recent practicable date.
* * * *

Ms. Ashley Vroman-Lee
August 30, 2017

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber
cc:	Susan L. Walzer
Daniel R. Dzibinski
Carillon Tower Advisers, Inc.